[IntercontinentalExchange, Inc. Letterhead]

March 20, 2013

VIA EDGAR and BY HAND

Michael McTiernan,

Assistant Director,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Withdrawal of IntercontinentalExchange, Inc.’s
Registration Statement on Form S-4 (File No. 333-186231)

Dear Mr. McTiernan:

On behalf of IntercontinentalExchange, Inc. (the “Company”), the undersigned hereby respectfully requests that the Company’s registration statement on Form S-4 (File No. 333-186231), filed on January 25, 2013, including exhibits (the “ICE Registration Statement”), be withdrawn from registration with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 477 of the Securities Act of 1933, as amended.

The Company and NYSE Euronext (“NYSE Euronext”) have agreed in an amended and restated merger agreement, dated as of March 19, 2013, to revise the structure of their previously announced merger transaction to provide that the Company will acquire NYSE Euronext under a newly formed holding company, IntercontinentalExchange Group, Inc. (“ICE Group”) to facilitate the implementation of the governance provisions that will be required to be put into effect in connection with the transaction. Pursuant to the amended and restated merger agreement, all outstanding shares of ICE common stock and certain outstanding shares of NYSE Euronext common stock will be converted into rights to receive shares of ICE Group common stock at the closing of the transaction.

The Company requests that the Commission consent to the withdrawal of the ICE Registration Statement since, under the revised merger structure, ICE will not be issuing securities in the proposed transaction. Instead, ICE Group will file a registration statement on S-4 to register the shares of ICE Group common stock to be issued in the transaction. The ICE Registration Statement has not been declared effective by the Commission and no securities have been issued or delivered pursuant to the ICE Registration Statement. As such, withdrawal of the ICE Registration Statement is consistent with the public interest and the protection of investors. The Company requests that the withdrawal of the ICE Registration Statement be effective as of the date hereof.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing the ICE Registration Statement. However, pursuant to Rule 457(p) under the Act, the Company requests that all fees paid to the Commission in connection with the filing of the ICE Registration Statement be used to offset the fees payable by ICE Group in connection with its filing of a registration statement on Form S-4.

Please send copies of the written order granting withdrawal of the ICE Registration Statement to the undersigned at IntercontinentalExchange, Inc., 2100 RiverEdge Parkway, Suite 500, Atlanta, GA 30328, facsimile number (770) 937-0020, with a copy to the Company’s counsel, Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004, facsimile number (212) 558-3588, attention Catherine M. Clarkin.

If you have any questions with respect to this matter, please contact Catherine M. Clarkin at (212) 558-4175 or clarkinc@sullcrom.com.

Sincerely,

/s/ Andrew J. Surdykowski
Andrew J. Surdykowski
Vice President & Associate General Counsel